082-03116



GREAT QUEST
METALS LTD.

RECEIVED
2010 APR -1 A 11:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE





10015450

SUPPL

March 25, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2010 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	June 3, 2010 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	April 23, 2010
Proxy Voting Cut-off Date and Time:	June 1, 2010
Proxy Material Available Date:	April 30, 2010
Class of Securities entitled to receive Notice to Vote	Common

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary



Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com